FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2008


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S H M A Dumoulin
                                        By  S H M A Dumoulin
                                            Secretary


Date: 17 March, 2008

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            17 March 2008, Director/PDMR Shareholding

Exhibit 99





Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.
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


1.    Name of the issuer                          2.    State whether the notification relates to
                                                        (i) a transaction notified in accordance
                                                        with DTR 3.1.2 R,

      UNILEVER PLC                                      (ii) a disclosure made in accordance LR
                                                        9.8.6R(1) or

                                                        (iii) a disclosure made in accordance with
                                                        section 793 of the Companies Act (2006).

                                                        (i) A TRANSACTION NOTIFIED IN ACCORDANCE
                                                        WITH DTR 3.1.2 R

3.    Name of person discharging managerial       4.    State whether notification relates to a
      responsibilities/director                         person connected with a person discharging
                                                        managerial responsibilities/director named
                                                        in 3 and identify the connected person

      MR A J OGG
                                                        N/A

5.    Indicate whether the notification is in     6.    Description of shares (including class),
      respect of a holding of the person referred       debentures or derivatives or financial
      to in 3 or 4 above or in respect of a             instruments relating to shares
      non-beneficial interest
                                                        AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1
      IN RESPECT OF THE PERSON REFERRED TO IN 3         ORDINARY 3 1/9 PENCE SHARE
      ABOVE

7.    Name of registered shareholders(s) and, if  8.    State the nature of the transaction
      more than one, the number of shares held by
      each of them

                                                        (i)    NORTH AMERICA PERFORMANCE SHARE PLAN
                                                        - 125.6% VEST OF SHARES AWARDED 18 AUGUST
      N/A                                               2005

                                                        (ii)   SHARES WITHHELD TO COVER TAX
                                                        LIABILITY

9.    Number of shares, debentures or financial   10.   Percentage of issued class acquired
      instruments relating to shares acquired           (treasury shares of that class should not
                                                        be taken into account when calculating
                                                        percentage)

      (i) 6,410                                         NEGLIGIBLE

11.   Number of shares, debentures or financial   12.   Percentage of issued class disposed
      instruments relating to shares disposed           (treasury shares of that class should not
                                                        be taken into account when calculating
                                                        percentage)

      (ii) 2,331                                        NEGLIGIBLE

13.   Price per share or value of transaction     14.   Date and place of transaction

      US$ 33.62                                         14 MARCH 2008, USA

15.   Total holding following notification and    16.   Date issuer informed of transaction
      total percentage holding following
      notification (any treasury shares should
      not be taken into account when calculating
      percentage)                                       14 MARCH 2008

      14,225

      0.001%





If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17. Date of grant                                     18. Period during which or date on which exercisable

    N/A                                                   N/A

19. Total amount paid (if any) for grant of the       20. Description of shares or debentures involved
    option                                                (class and number)

    N/A                                                   N/A

21. Exercise price (if fixed at time of grant) or     22. Total number of shares or debentures over which
    indication that price is to be fixed at the time      options held following notification
    of exercise

                                                          N/A
    N/A

23. Any additional information                        24. Name of contact and telephone number for queries

                                                          HOLLY RICHARDS
                                                          +44(0)207 8225927




Name of authorised official of issuer responsible for making notification

CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY



Date of notification 17 MARCH 2008



Notes:   This form is intended for use by an issuer to make a RIS notification required by DR 3.3.


(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.



Annex DTR3



Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons


All relevant boxes should be completed in block capital letters.

1.    Name of the issuer                          2.    State whether the notification relates to
                                                        (i) a transaction notified in accordance
                                                        with DTR 3.1.2 R,

      UNILEVER PLC                                      (ii) a disclosure made in accordance LR
                                                        9.8.6R(1) or

                                                        (iii) a disclosure made in accordance with
                                                        section 793 of the Companies Act (2006).


                                                        (i) A TRANSACTION NOTIFIED IN ACCORDANCE
                                                        WITH DTR 3.1.2 R

3.    Name of person discharging managerial       4.    State whether notification relates to a
      responsibilities/director                         person connected with a person discharging
                                                        managerial Responsibilities/director named
                                                        in 3 and identify the connected person


      MR M B POLK
                                                        N/A

5.    Indicate whether the notification is in     6.    Description of shares (including class),
      respect of a holding of the person referred       debentures or derivatives or financial
      to in 3 or 4 above or in respect of a             instruments relating to shares
      non-beneficial interest
                                                        AMERICAN DEPOSITARY RECEIPTS REPRESENTING 1
      IN RESPECT OF THE PERSON REFERRED TO IN 3         ORDINARY 3 1/9 PENCE SHARE
      ABOVE

7.    Name of registered shareholders(s) and, if  8.    State the nature of the transaction
      more than one, the number of shares held by
      each of them
                                                        (i)         NORTH AMERICA PERFORMANCE SHARE
                                                        PLAN - 108.6% VEST OF SHARES AWARDED 18
      N/A                                               AUGUST 2005

                                                        (ii)        SHARES WITHHELD TO COVER TAX
                                                        LIABILITY


9.    Number of shares, debentures or financial   10.   Percentage of issued class acquired
      instruments relating to shares acquired           (treasury shares of that class should not
                                                        be taken into account when calculating
                                                        percentage)

      (i) 13,684

                                                        NEGLIGIBLE


11.   Number of shares, debentures or financial   12.   Percentage of issued class disposed
      instruments relating to shares disposed           (treasury shares of that class should not
                                                        be taken into account when calculating
                                                        percentage)

      (ii) 4,975

                                                        NEGLIGIBLE

13.   Price per share or value of transaction     14.   Date and place of transaction

      US$ 33.62                                         14 MARCH 2008, USA

15.   Total holding following notification and    16.   Date issuer informed of transaction
      total percentage holding following
      notification (any treasury shares should
      not be taken into account when calculating
      percentage)                                       14 MARCH 2008

      23,751

      0.002%


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant                                     18. Period during which or date on which exercisable

    N/A                                                   N/A


19. Total amount paid (if any) for grant of the       20. Description of shares or debentures involved
    option                                                (class and number)

    N/A                                                   N/A

21. Exercise price (if fixed at time of grant) or     22. Total number of shares or debentures over which
    indication that price is to be fixed at the time      options held following notification
    of exercise

                                                          N/A
    N/A

23. Any additional information                        24. Name of contact and telephone number for queries

                                                          HOLLY RICHARDS
                                                          +44(0)207 8225927


Name of authorised official of issuer responsible for making notification

CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY



Date of notification 17 MARCH 2008



Notes:   This form is intended for use by an issuer to make a RIS notification required by DR 3.3.


(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


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